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PAUL R. BERNINGER
ROBERT P. MALLOY
JEFFREY M. ROLLMAN
MARK S. RECKMAN
JAN M. FRANKEL
GARY J. DAVIS
JAMES B. HARRISON
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LISA D. LEHNER
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ELIZABETH A. HORWITZ

JOHN W. EILERS
PETER M. BURRELL
LISA M. RAMMES
ANNE B. FLOTTMAN
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JOEL F. McGUIRE
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E. WEDNESDAY OSTER
RAYAN F. COUTINHO, Ph.D.
MICHAEL J. MENNINGER
JULIE R. PUGH
HEATHER D. WALSH

Counsel
ROBERT F. RECKMAN
WILLIAM H. EDER, JR.
HAROLD G. KORBEE
BRIAN P. GILLAN
TIMOTHY A. GARRY, JR.

JOHN WOOD II (1917-1998)
FRED C. LAMPING (1903-1989)
ALBERT H. NEMAN (1929-2003)
HARRY M. HOFFHEIMER
(1913- 2006)

___________ WOOD, LAMPING & LEHNER LLP 208 WALNUT STREET LAWRENCEBURG, INDIANA 47025 TELEPHONE (812) 537-2375 FAX (812) 537-2368 WWW.WOODLAMPING.COM
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October 10, 2008
VIA ELECTRONIC MAIL
Mr. David Edgar
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Pomeroy IT Solutions, Inc.
File No. 000-20022

Dear Mr. Edgar:

We are counsel to Pomeroy IT Solutions, Inc., a Delaware corporation (“Pomeroy”).  This letter is to confirm our conversation in which Pomeroy has obtained a two-week extension of time, until Wednesday October 29, 2008, to file Pomeroy’s response to your Comment Letter, dated October 1, 2008, pertaining to Pomeroy’s Form 10-K for the fiscal year ended January 5, 2008 and Form 10-Q for the Quarter ended July 5, 2008.  We request the extension in order to allow the Company adequate time to close the books for the third quarter ended October 5, 2008 and respond to your comments.

We thank you for the extension of time.  If you have any questions, please call me.

Sincerely,

/s/ Elizabeth A. Horwitz
Elizabeth A. Horwitz

cc:	Craig J. Propst, CFO
Kristi P. Nelson, Esq.

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